United States securities and exchange commission logo





                              July 1, 2021

       David Platt, PhD
       Chairman
       Bioxytran, Inc.
       75, Second Ave.
       Suite 605
       Needham, MA 02494

                                                        Re: Bioxytran, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 24, 2021
                                                            File No. 333-257339

       Dear Dr. Platt:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. On the Selling Stockholders Resale Prospectus cover page, please disclose on your cover page the fixed price at
which the selling stockholders will offer and sell shares until the company's shares are
listed on a national securities exchange or quoted on the OTC
                                                        Bulletin Board, OTCQX
or OTCQB, at which time they may be sold at prevailing market prices or in privately
negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
       Risk Factors
       Risks Relating to this Offering and Ownership of Our Common Stock, page
18

   2. In each prospectus in your filing, please disclose that quotation of your stock on the Pink
 David Platt, PhD
Bioxytran,Inc.
July 1, 2021
Page 2
      Sheets was suspended in April 2020 and has not resumed full quotation. Also disclose if there are any additional steps that would need to be taken by the company or others prior to full quotation being restored.
Use of Proceeds , page 25

3. Please revise your Use of Proceeds section on page 25 to disclose a description of how you intend to use the proceeds received from the shares of common stock offered by the company and how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses. Specifically, your discussion should show the amount of proceeds to be allocated for BXT-25 for the treatment of hypoxic conditions in the brain, and ProLectin-Rx for the treatment of Covid-19, assuming different amounts of proceeds raised and the number of shares sold, for example 100%, 75%, 50% and 25% of the shares offered for sale in this offering. This discussion should also include an estimate of how far you expect these proceeds will allow you to reach in the development process for each of the two products candidates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,
FirstName LastNameDavid Platt, PhD
                                                            Division of
Corporation Finance
Comapany NameBioxytran,Inc.
                                                            Office of Life
Sciences
July 1, 2021 Page 2
cc:       Robert J. Burnett, Esq.
FirstName LastName